Release: Oslo Stock Exchange

ORKLA
www.orkla.no
P.O. Box 423 Skøyen, N-0213 Oslo Telephone: +47 225 44000 E-mail: info@orkla.no

Mandatory notification of trade – Shares for Employees 2008

Reference is made to the stock exchange release of 5 November 2008 regarding Shares for Employees 2008.

The buying price, and thereby the number of shares acquired by primary insiders, was fixed on the basis of the closing price of the Orkla share on 12 November 2008. The buying price was thus set at NOK 31.69 per share, including a 25 % discount.

Information about the number of shares acquired by primary insiders, as well as their new holdings, is attached to this message.

Orkla ASA,
Oslo, 13 November 2008

[redacted]

Contacts:
Rune Helland, SVP Orkla Investor Relations
Tel.: +47 225 44411

Lars Røsæg, Orkla Investor Relations
Tel.: +47 225 44426

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Shares for Employees 2008 – the following primary insiders are included:

Name	Position	Shares bought at NOK 31.6875	Shares owned after the transaction	Options currently owned
Andersen, Terje	Chief Financial Officer	884	34 493	145 000
Andersen, Aage	Member of the board	884	1 834	-
Barkald, Erik Ruud	Director M&A	884	6 545	66 670
Engeland, Roar	Executive Vice President	884	134 004	840 000
Enger, Ole	Executive Vice President	884	19 942	239 500
Henriksen, Bjørn Rune	Deputy Board Member	632	1 182	-
Liabø, Gunn	Member of the board	884	5 274	-
Lunde, Ole Kristian	SVP Corporate Communications	884	6 135	45 000
Mageli, Håkon	SVP Corporate Affairs	884	51 736	90 000
Myrberg, Hilde	Executive Vice President	884	11 262	115 000
Nordberg, Torkild	Executive Vice President	884	27 551	411 665
Opedal, Dag J.	President and CEO	884	307 899	1 650 000
Røer, Fridthjof	Chief Internal Audit	884	3 866	60 000
Salte, Sidsel Kjeldaas	Deputy Board Member	884	4 534	-
Solberg, Per Arnfinn	Member of the board	884	5 474	-
Støfringshaug, Einar	Deputy Board Member	632	882	-
Thomsen, Jan	Chief Risk Officer	884	36 712	60 000
Tveter, Karl Otto	SVP Legal Affairs	884	21 185	80 000
Utstrand, Terje	Deputy Board Member	379	529	-
Vangen, Roger	Deputy Board Member	632	2 037	-
Wiggen, Bjørn	Executive Vice President	884	77 464	235 000
Aarseth, Geir	Director	884	11 486	45 000

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Bjørg Ven

Bjørg Ven, member of the Board of Orkla ASA, has today bought 5 000 shares in Orkla ASA at an average share price of NOK 48.51.

After this transaction, Bjørg Ven owns 15 000 shares in Orkla ASA.

Orkla ASA
Oslo, 7 November 2008

Contact:
Rune Helland, SVP Investor Relations,
Tel: +47 2254 4411

END